Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-257510
November 28, 2023

REALTY INCOME CORPORATION

PRICING TERM SHEET

5.750% Notes due 2031

6.000% Notes due 2039

This free writing prospectus relates only to the securities described below and should be read together with Realty Income Corporation’s preliminary prospectus supplement dated November 28, 2023 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated June 29, 2021 (the “Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Realty Income Corporation (the “Company”)

Securities:	5.750% Notes due 2031 (the “2031 notes”) 6.000% Notes due 2039 (the “2039 notes”)

The 2031 notes and the 2039 notes (collectively, the “notes”) will each constitute a separate series of the Company’s debt securities under the indenture governing the notes.

Anticipated Rating:[1]	A3 by Moody’s Investors Service, Inc. (stable outlook)
A- by S&P Global Ratings (stable outlook)

Trade Date:	November 28, 2023

Expected Settlement Date:	December 5, 2023 (London T+5)

Delayed Settlement:	The Company expects that the delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the fifth business day following the date of this pricing term sheet. Under rules of the U.S. Securities and Exchange Commission (the “SEC”), trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes before the second business day prior to the settlement date specified above will be required, by virtue of the fact that the normal settlement date for that trade would occur prior to the closing date for the issuance of the notes, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

Offering Format:	SEC registered

Net Proceeds:	Approximately £739.6 million after deducting the underwriting discounts but before deducting other estimated expenses payable by the Company.

1 Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Use of Proceeds:	The Company intends to use the net proceeds it receives from this offering for general corporate purposes, which may include, among other things, the repayment or repurchase of the Company’s indebtedness (including borrowings under the Company’s revolving credit facility), foreign currency swaps or other hedging instruments, the development and acquisition of additional properties and other acquisition or business combination transactions, and the expansion and improvement of certain properties in the Company’s portfolio. For information concerning potential conflicts of interest that may arise from the use of proceeds to repay borrowings under the Company’s revolving credit facility or other indebtedness, see “Underwriting (Conflicts of Interest) — Other Relationships” and “Underwriting (Conflicts of Interest) — Conflicts of Interest” in the Preliminary Prospectus Supplement.

Principal Amount:	2031 notes: £300,000,000 2039 notes: £450,000,000

Denominations:	2031 notes: £100,000 and integral multiples of £1,000 in excess thereof
2039 notes: £100,000 and integral multiples of £1,000 in excess thereof

Maturity Date:	2031 notes: December 5, 2031
2039 notes: December 5, 2039

Day Count Convention:	2031 notes: ACTUAL/ACTUAL (ICMA)
2039 notes: ACTUAL/ACTUAL (ICMA)

Interest Rate:	2031 notes: 5.750% per annum, accruing from December 5, 2023
2039 notes: 6.000% per annum, accruing from December 5, 2023

Interest Payment Dates:	2031 notes: Annually on December 5, commencing December 5, 2024
2039 notes: Annually on December 5, commencing December 5, 2024

Price to Public:	2031 notes: 99.298%, plus accrued interest, if any
2039 notes: 99.250%, plus accrued interest, if any

Benchmark Security:	2031 notes: UKT 0.250% due July 31, 2031
2039 notes: UKT 4.250% due September 7, 2039

Benchmark Security Price/Yield:	2031 notes: 74.996 / 4.079%
2039 notes: 96.810 / 4.535%

Spread to Benchmark Security:	2031 notes: +170 basis points
2039 notes: +145 basis points

Semi-Annual Yield:	2031 notes: 5.779%
2039 notes: 5.985%

Annual Yield:	2031 notes: 5.862%
2039 notes: 6.075%

Optional Redemption:	Prior to October 5, 2031 (the “2031 Notes Par Call Date”), the 2031 notes will be redeemable and, prior to September 5, 2039 (the “2039 Notes Par Call Date”), the 2039 notes will be redeemable, in each case at any time in whole or from time to time in part at the option of the Company at a redemption price equal to the greater of:

(a) 100% of the principal amount of the notes of the applicable series to be redeemed, and

(b) the sum of the present values of the remaining scheduled payments of principal of and interest on the notes of such series to be redeemed (exclusive of interest accrued to the applicable redemption date), assuming that the notes of such series matured and that accrued and unpaid interest on the notes of such series was payable on the 2031 Notes Par Call Date, in the case of the 2031 notes, or the 2039 Notes Par Call Date, in the case of the 2039 notes, discounted to such redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the Comparable Government Bond Rate (as such term is defined under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement) plus 25 basis points, in the case of the 2031 notes, or 25 basis points, in the case of the 2039 notes, plus, in the case of both clauses (a) and (b) above, accrued and unpaid interest on the principal amount of the notes of the applicable series being redeemed to such redemption date.

On and after the 2031 Notes Par Call Date, the 2031 notes will be redeemable and, on and after the 2039 Notes Par Call Date, the 2039 notes will be redeemable, in each case at any time in whole or from time to time in part at the option of the Company at a redemption price equal to 100% of the principal amount of the notes of the applicable series to be redeemed, plus accrued and unpaid interest on the principal amount of the notes of such series being redeemed to the applicable redemption date.

See the information under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption of the notes.

Tax Redemption:	The notes of each series will be redeemable, in whole but not in part, at the option of the Company in the event of certain changes in United States taxation at a redemption price equal to 100% of the principal amount of the notes of such series, plus accrued and unpaid interest on the notes of such series to the applicable redemption date. See "Description of Notes—Redemption for Changes in Taxes" in the Preliminary Prospectus Supplement for further terms and provisions applicable to redemption of the notes under these circumstances.

CUSIP:	2031 notes: 756109 BW3
2039 notes: 756109 BX1

ISIN:	2031 notes: XS2728570750
2039 notes: XS2728570834

Common Code:	2031 notes: 272857075
2039 notes: 272857083

Listing:	The Company intends to apply to list the notes on the New York Stock Exchange. No application will be made by the Company for the notes to be listed, quoted and/or admitted to trading on or by any stock exchange or other competent authority in the European Economic Area.

Underwriters

Joint Book-Running Managers:	Wells Fargo Securities International Limited
Barclays Bank PLC
BNP Paribas
Merrill Lynch International
RBC Europe Limited
Mizuho International plc
The Toronto-Dominion Bank
Banco Bilbao Vizcaya Argentaria, S.A.
Citigroup Global Markets Limited
The Bank of Nova Scotia, London Branch
Truist Securities, Inc.

Co-Lead Managers:	Regions Securities LLC
U.S. Bancorp Investments, Inc.

Senior Co-Managers:	BNY Mellon Capital Markets, LLC
Huntington Securities, Inc.
PNC Capital Markets LLC

Co-Managers:	Bank of Montreal, London Branch
Citizens Capital Markets, Inc.
UBS AG London Branch
Comerica Securities, Inc.
Samuel A. Ramirez & Company, Inc.

An affiliate of BNY Mellon Capital Markets, LLC, one of the underwriters, is the trustee under the indenture governing the notes.

Comerica Securities, Inc., a Financial Industry Regulatory Authority, Inc. member, is paying a referral fee to an affiliated entity, Comerica Bank, which is a lender under the Company’s $4.25 billion revolving credit facility and $250.0 million term loan facility.

Associated Investment Services, Inc. (AIS), a Financial Industry Regulatory Authority, Inc. member and a subsidiary of Associated Banc-Corp, is being paid a referral fee by Samuel A. Ramirez & Company, Inc. A subsidiary of Associated Banc-Corp is a lender under the Company’s $4.25 billion revolving credit facility and $250.0 million term loan facility.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting, Wells Fargo Securities International Limited by telephone at +44-20-3942-8537, Barclays Bank PLC by telephone at 1-888-603-5847, BNP Paribas by telephone at 1-800-854-5674, Merrill Lynch International by telephone at +1 (800) 294-1322 or RBC Europe Limited by telephone at +44 (0) 20 7029 7031.

UK MiFIR – professionals / ECPs-only / No PRIIPs or UK PRIIPs KID – Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in EEA or UK.

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